Exhibit 99.4

SPROTT ANNOUNCES SECOND QUARTER 2021 RESULTS

TORONTO, ON - August 6, 2021 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and six months ended June 30, 2021.

Management commentary

"Our business continued to perform well during the second quarter, with assets under management increasing to $18.6 billion as of June 30, 2021. We reported $15.1 million ($0.60 per share) of adjusted base EBITDA during the quarter, a 64% or $5.8 million ($0.22 per share) increase over the same period last year," said Peter Grosskopf, CEO of Sprott. "The earnings growth we have delivered this year has been driven by a combination of strong net sales in our physical trusts, higher average AUM in our managed equities segment and solid contributions from our brokerage business."

"Subsequent to the quarter end, on July 19, Sprott Asset Management LP completed its previously announced transaction with Uranium Participation Corp. to create the Sprott Physical Uranium Trust," added Mr. Grosskopf. "This transaction added $630 million to Sprott’s total AUM and provides the company an important strategic foothold in the clean energy metals space. We have a very constructive view on uranium and believe this new trust presents a compelling opportunity to create value for our shareholders by expanding our offerings into areas that complement our core positioning in precious metals."

Financial highlights

Key AUM highlights1

•	AUM was $18.6 billion as at June 30, 2021, up $1.5 billion (9%) from March 31, 2021 and up $1.2 billion (7%) from December 31, 2020. In the second quarter, we experienced market value appreciation across the majority of our fund products while continuing to generate strong inflows into our physical trusts. This helped offset the market value depreciation we experienced on a year-to-date-basis.

Key revenue highlights

•	Management fees were $25.1 million in the quarter, up $9.2 million (58%) from the prior period and $47.5 million on a year-to-date basis, up $16.6 million (54%). Carried interest and performance fees were nil in the quarter and $7.9 million on a year-to-date basis, up $7.9 million from the prior period. Net fees[1] were $23.2 million in the quarter, up $8.4 million (56%) from the prior period and $46.9 million on a year-to-date basis, up $18 million (62%) from the prior period mainly due to higher average AUM from strong net inflows in our exchange listed products segment. We also benefited from higher average AUM in our managed equities segment, brokerage segment and carried interest crystallization in the first quarter of the year in our lending segment.

•	Commission revenues were $7.4 million in the quarter, up $1.2 million (20%) from the prior period and $19.8 million on a year-to-date basis, up $8.5 million (75%). Net commissions[1] were $4.3 million in the quarter, up $0.1 million (2%) from the prior period and $11.5 million on a year-to-date basis, up $3.3 million (41%) due to strong equity origination in our brokerage segment.

•	Finance income was $0.9 million in the quarter, up $0.3 million (42%) from the prior period and $2.2 million on a year-to-date basis, up $0.6 million (39%) from the prior period due to higher co-investment income in our lending segment.

•	Gains on investments were $2.5 million this quarter, down $5.6 million (69%) from the prior period and losses were $2.2 million on a year-to-date basis, compared to gains of $3.8 million in the prior period. Investment gains in the quarter were mainly due to market value appreciation of co-investments and certain equity holdings that resulted in the partial recovery of unrealized losses experienced in the first quarter.

Key expense highlights

•	Compensation was $15.5 million in the quarter, up $4.5 million (41%) from the prior period and $38.1 million on a year-to-date basis, up $17 million (80%). Higher total compensation was primarily due to continued strong commission revenues (which drives our commission expense) and the crystallization of carried interest in our lending funds in the first quarter (which led to carried interest payouts to portfolio managers). Net compensation[1] (which excludes the commission and carried interest payouts previously mentioned) was $10.8 million in the quarter, up $2.5 million (31%) from the prior period and $22.6 million on a year-to-date basis, up $6.8 million (43%) primarily due to higher annual incentive compensation ("AIP") on improved financial performance and higher base salaries on new hires. Our compensation ratio (net compensation / net fees & net commissions) on a year-to-date basis was 39% compared to 43% in the prior period.

•	SG&A was $3.5 million in the quarter, up $0.5 million (19%) from the prior period and $6.8 million on a year-to-date basis, up $0.5 million (8%). The increase was mainly due to higher insurance, regulatory and technology costs.

Earnings summary

•	Net income was $11.1 million ($0.44 per share) in the quarter, up 6%, or $0.6 million ($0.01 per share) from the prior period and $14.3 million ($0.57 per share) on a year-to-date basis, up 24%, or $2.7 million ($0.10 per share). Adjusted base EBITDA[1] was $15.1 million ($0.60 per share) in the quarter, up 64%, or $5.8 million ($0.22 per share) from the prior period and $29.7 million ($1.19 per share) on a year-to-date basis, up 71%, or $12.3 million ($0.48 per share). During the quarter and on a year-to-date basis, we benefited from increased fees due to strong net inflows in our exchange listed products segment and higher average AUM in our managed equities segment. We also benefited from increased commission and management fee revenues in our brokerage segment.

1 See “ Key performance indicators (non-IFRS financial measures)” section on page 5 of the MD&A

Subsequent events

•	On July 19, 2021, the Company, through its wholly-owned subsidiary Sprott Asset Management LP, closed on the previously announced transaction with Uranium Participation Corp to form the Sprott Physical Uranium Trust. This transaction added $630 million to the Company's AUM.

•	On August 5, 2021, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information

Please refer to the June 30, 2021 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the company's financial position as at June 30, 2021 and the company's financial performance for the 3 and 6 months ended June 30, 2021.

Schedule 1 - AUM continuity

3 months results
(In millions $)	AUM Mar. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,457	128	151	—	4,736	0.35%
- Physical Gold and Silver Trust	4,004	(10)	189	—	4,183	0.40%
- Physical Silver Trust	3,233	503	202	—	3,938	0.45%
- Physical Platinum & Palladium Trust	153	10	—	—	163	0.50%
- Exchange Traded Funds	346	(2)	24	—	368	0.35%
	12,193	629	566	—	13,388	0.40%
Managed equities
- Precious metals strategies	2,180	3	120	—	2,303	0.79%
- Other (4)	345	(1)	18	—	362	0.92%
	2,525	2	138	—	2,665	0.81%
Lending	961	13	(10)	(5)	959	1.00%
Other (5)	1,394	49	95	—	1,538	0.79%
Total (6)	17,073	693	789	(5)	18,550	0.52%

6 months results
(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Jun. 30, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	192	(349)	—	4,736	0.35%
- Physical Gold and Silver Trust	4,423	(21)	(219)	—	4,183	0.40%
- Physical Silver Trust	2,408	1,652	(122)	—	3,938	0.45%
- Physical Platinum & Palladium Trust	127	27	9	—	163	0.50%
- Exchange Traded Funds	382	19	(33)	—	368	0.35%
	12,233	1,869	(714)	—	13,388	0.40%
Managed equities
- Precious metals strategies	2,479	30	(206)	—	2,303	0.79%
- Other (4)	352	(20)	30	—	362	0.92%
	2,831	10	(176)	—	2,665	0.81%
Lending	999	80	(12)	(108)	959	1.00%
Other (5)	1,327	156	55	—	1,538	0.79%
Total (6)	17,390	2,115	(847)	(108)	18,550	0.52%
(1) See 'Net inflows' in the key performance indicators (non-IFRS financial measures) section of the MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) Management fee rate represents the net amount received by the Company.
(4) Includes institutional managed accounts.
(5) Includes Sprott Korea Corp., private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Summary income statements
Management fees	25,062	22,452	22,032	19,934	15,825	15,125	10,685	10,577
Carried interest and performance fees	—	7,937	10,075	—	—	—	1,811	—
less: Carried interest and performance fee payouts	126	4,580	5,529	—	—	—	86	—
less: Trailer fees, sub-advisor fees and other (1)	1,750	2,084	1,278	1,003	1,006	1,048	1,405	618
Net fees	23,186	23,725	25,300	18,931	14,819	14,077	11,005	9,959
Commissions	7,377	12,463	6,761	9,386	6,133	5,179	6,599	6,056
less: Commission expense	3,036	5,289	2,093	3,313	1,887	1,236	2,454	2,331
Net Commissions	4,341	7,174	4,668	6,073	4,246	3,943	4,145	3,725
Finance income (2)	932	1,248	1,629	757	656	914	2,481	2,561
Gain (loss) on investments	2,502	(4,652)	(3,089)	4,408	8,142	(4,352)	(1,252)	600
Other income	438	303	949	914	285	113	364	91
Total net revenues	31,399	27,798	29,457	31,083	28,148	14,695	16,743	16,936

Compensation	15,452	22,636	20,193	16,280	10,991	10,125	10,269	9,714
less: Carried interest and performance fee payouts	126	4,580	5,529	—	—	—	86	—
less: Commission expense and direct payouts	4,234	6,179	2,788	3,789	2,377	1,870	2,658	2,654
less: Severance and new hire accruals	293	44	65	210	358	667	157	168
Net compensation	10,799	11,833	11,811	12,281	8,256	7,588	7,368	6,892
Severance and new hire accruals	293	44	65	210	358	667	157	168
Referral fees	49	253	98	344	161	—	355	86
Selling, general and administrative	3,492	3,351	2,320	2,465	2,944	3,370	2,830	2,958
Interest expense	260	350	331	320	350	236	269	297
Depreciation and amortization	1,165	1,117	1,023	992	1,049	988	1,254	893
Other expenses (credits)	876	4,918	4,528	4,154	2,893	(1,081)	2,117	(167)
Total expenses	16,934	21,866	20,176	20,766	16,011	11,768	14,350	11,127

Net income	11,075	3,221	6,720	8,704	10,492	1,062	1,445	4,336
Net Income per share	0.44	0.13	0.27	0.36	0.43	0.04	0.06	0.18
Adjusted base EBITDA	15,050	14,605	14,751	12,024	9,204	8,187	7,441	7,612
Adjusted base EBITDA per share	0.60	0.59	0.60	0.49	0.38	0.33	0.31	0.31
Operating margin	52%	51%	51%	47%	49%	43%	38%	36%

Summary balance sheet
Total assets	361,121	356,986	377,348	358,300	338,931	318,318	324,943	325,442
Total liabilities	64,081	67,015	86,365	81,069	70,818	65,945	53,313	51,774

Total AUM	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515	8,548,982
Average AUM	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651	8,608,001

(1) Other includes placement fees, fund operating costs and direct payouts

(2) Finance income includes: (1) co-investment income from lending LP units; (2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from on-balance sheet loans and brokerage client accounts

Schedule 3 - EBITDA reconciliation

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020

Net income for the periods	11,075	10,492	14,296	11,554
Adjustments:
Interest expense	260	350	610	586
Provision for income taxes	3,390	1,645	6,101	3,510
Depreciation and amortization	1,165	1,049	2,282	2,037
EBITDA	15,890	13,536	23,289	17,687

Other adjustments:
(Gain) loss on investments (1)	(2,502)	(8,142)	2,150	(3,790)
Non-cash stock-based compensation	423	559	796	657
Other expenses (credits) (2)	1,113	3,251	6,056	2,837
Adjusted EBITDA	14,924	9,204	32,291	17,391

Other adjustments:
Carried interest and performance fees	—	—	(7,937)	—
less: Carried interest and performance fee payouts	126	—	4,706	—
less: Trailer, sub-advisor and placement fees	—	—	595	—
Adjusted base EBITDA	15,050	9,204	29,655	17,391
Operating margin (3)	52%	49%	51%	46%

(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric are met.

(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.3 million severance and new hire accruals for the 3 months ended (3 months ended June 30, 2020 - $0.4 million) and $0.3 million for the 6 months ended (6 months ended June 30, 2020 - $1 million). This reconciliation line excludes income attributable to non-controlling interests of $0.1 million for the 3 and 6 months ended (3 and 6 months ended June 30, 2020 - $nil).

(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A conference call and webcast will be held today, August 6,, 2021 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 34862496. A taped replay of the conference call will be available until Friday, August 13, 2021 by calling (855) 859-2056, reference number 34862496. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/kh5uers7

 *Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our belief that the new uranium trust presents a compelling opportunity to create value for our shareholders by expanding our offerings into areas that complement our core positioning in precious metals and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2020. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxvi) other customary risks associated with transactions of this nature; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2021; and (xxviii) those risks described under the headings "Managing financial risks " and "Managing non-financial risks" in the Company’s MD&A for the period ended June 30, 2021. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com